United States securities and exchange commission logo





                             November 3, 2023

       Anthony Petrello
       Chief Executive Officer
       Vast Solar Pty Ltd
       226-230 Liverpool Street
       Darlinghurst, NSW 2010
       Australia

                                                        Re: Vast Solar Pty Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed October 23,
2023
                                                            File No. 333-272058

       Dear Anthony Petrello:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-4

       What interests do the current officers and directors of NETC have in the Business Combination?, page 17

   1. Please quantify the value of the 350,000 Vast Ordinary Shares to be issued to Nabors as an Incremental Funding
Commitment Fee at Closing.
       Ownership of Vast after Closing, page 39

   2. We note your disclosure of total pro forma book value as of June 30, 2023 on pages 12 and 39. The amounts
appear to represent total liabilities and equity, rather than total equity. Please revise
your total pro forma book value and pro forma book value per share as applicable or
advise.
 Anthony Petrello
Vast Solar Pty Ltd
November 3, 2023
Page 2
Background of the Business Combination , page 129

3. We note that the parties recently entered into a number of transactions, including, but limited to, backstop arrangement, financing, and waiver to the Business Combination
         Agreement. Please revise this section to reflect the recent negotiations and transactions.
General

4. Please disclose the material terms of the Canberra Subscription, including any fees to be paid by the company to the investor.
       Please contact Stephany Yang at 202-551-3167 or Ernest Greene at 202-551-3733 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameAnthony Petrello                             Sincerely,
Comapany NameVast Solar Pty Ltd
                                                               Division of
Corporation Finance
November 3, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName